UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

RESOLUTIONS APPROVED BY THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 24, 2009.

I. Reports of the Board of Directors in accordance with Article 28, Part IV, Paragraphs D and E of the Securities Market Law with respect to the fiscal year ended December 31, 2008.

The reports were made to the shareholders, in accordance with the first agenda item.

II. Report of the Chief Executive Officer and External Auditor Opinion with respect to the matters included in Article 28, Part IV, Paragraph B of the Securities Market Law, with respect to the fiscal year ended December 31, 2008.

The reports were made to the shareholders, in accordance with the second agenda item.

III. Reports and Opinion with respect to the matters included in Article 28, Part IV, Paragraphs A and C of the Securities Market Law, including the Tax Report.

The reports were made to the shareholders, in accordance with the third agenda item.

IV. Discussion and approval and, where appropriate, modification of the reports referred to in items I and II above.

The following resolutions were approved by a vote of 284,480,369 shares:

First.- The reports of the Board of Directors and of the Chief Executive Officer were approved in their entirety, including the audited financial statements for the 2008 fiscal year, the Tax Report, as well as the reports of the Committees that assist the Board of Directors.

Second.- Attach to the Minutes of the Shareholders’ Meeting a copy of the reports referred to in the prior point.

V. Allocation of results, increase in reserves, and, where appropriate, declaration of dividends.

The following resolutions were approved by a vote of 284,480,369 shares:

First.- The allocation of results and the determination of the final amounts were approved in the form proposed by the Board of Directors and in accordance with the presentation of the Chairman of the Board.

Second.- The use of Ps. 400,000,000 during 2009 was authorized for repurchases of Series B shares.

Third.- Payment of a cash dividend of Ps. 400,000,0000, equivalent to Ps. 1.00 per share, was approved, to be paid in four equal quarterly installments as follows: on July 15, 2009, against delivery of Coupon 11; on October 15, 2009, against delivery of Coupon 12; on January 15, 2010, against delivery of Coupon 13; and on April 15, 2010, against delivery of Coupon 14; which coupons are attached to the definitive stock certificates. The amount to be paid in each installment will be Ps. 0.25 per share in favor of the shareholders registered in the Share Registry of the Company or to others who demonstrate their ownership of shares or certificates in accordance with the Securities Markets Law.

Fourth.- The Secretary of the Board of Directors was instructed to make appropriate public notices regarding the dividends payment with respect to the dates and the amounts approved.

VI. Ratification of the members of the Board of Directors, and designation of chairman of the Special Committee.

The following resolutions were approved by a vote of 284,480,369 shares:

First.- Bernardo Quintana Isaac, José Luis Guerrero Álvarez and Sergio Fernando Montaño León were ratified as Board Members.

Second.- Luis Guillermo Zazueta Domínguez, Alberto Mulás Alonso, Salvador Alva Gómez, Manuel Francisco Arce Rincón and Fernando Flores Pérez were ratified as Independent Board Members.

Third.- The Board of Directors, comprising those members nominated by the holders of Series BB shares and those approved by the Shareholders’ Meeting, is made of up the following persons:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Position
Bernardo Quintana Isaac	Chairman
José Luis Guerrero Álvarez	Director
Sergio Fernando Montaño León	Director
Luis Fernando Zarate Rocha (*)	BB Director
Alonso Quintana Kawage (*)	BB Director
Jean Marie Chevallier (*)	BB Director
Jacques Follain (*)	Alternate BB Director
Luis Zazueta Domínguez	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Salvador Alva Gómez	Independent Director
Manuel Francisco Arce Rincón	Independent Director
Fernando Flores Pérez	Independent Director

Fourth.- The nomination of Luis Guillermo Zazueta Domínguez, as the Chairman of the Special Committee that provides assistance on Audit, Corporate Practices, Finance, and Planning matters was approved.

VII. Discussion and approval of the proposal for the compensation for the Directors and members of the Committees.

The following resolution was approved by a vote of 284,480,369 shares:

First.-Payment of emoluments to Directors and members of the Special Committee in accordance with the terms approved by the Annual Shareholders’ Meeting held on April 3, 2008 was ratified.

VIII. Designation of authorized persons to carry out the resolutions adopted by the Shareholders and formalize the resolutions adopted during the meeting.

The following resolutions were approved by a vote of 284,480,369 shares:

First.- Manuel De La Torre Meléndez, Alfredo Domínguez Sánchez, Enrique Rubio Arenas, Luis Carlos Romandía García, Mayra Rocío Mireles Narváez, Said González Lara, Vicsaly Torres Ruiz, José Luis Delgadillo Medina y Eduardo Lozano Reyna were appointed as special delegates to carry out, severally or individually, the acts necessary to make effective each of the resolutions adopted by the Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their election.

Second.- The Secretary of the Board of Directors was instructed to make such publications and public notices as appropriate with respect to the resolutions of this Meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 27, 2009